Mail Stop 4561

December 10, 2008

Sara Williams
Treasurer and Principal Financial Officer
LGA Holdings, Inc.
3380 North El Paso St. Suite G
Colorado Springs, CO 80907

> **Re:** **LGA Holdings, Inc.**
> **Form 10-KSB/A for the fiscal year ended June 30, 2008**
> **Filed October 1, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-18113**

Dear Ms. Williams:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended June 30, 2008

Item 8A. Controls and Procedures, page 16

1.   We note in your disclosure controls and procedures discussion that your principal executive officer and principal financial officer concluded that disclosure controls and procedures are minimal, but also effective. Please revise your disclosure to

state, in a clear and unqualified language, the conclusions reached by your principal executive officer and principal financial officer. In this regard, you should state, if true, that your disclosure controls and procedures are effective. You should not state that while your disclosure controls and procedures are minimal, they are also effective.

2.   We also note that you have not disclosed what period the principal executive officer's and principal financial officer's conclusion on disclosure controls and procedures relates to. Please amend your 10-KSB/A to include the conclusions of your principal executive officer and principal financial officer on effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.

3.   We note that management's report on internal controls over financial reporting included in your Form 10-KSB/A does not include all of the required disclosures pursuant to Item 308T (a) and (b) of Regulation S-B. Specifically, please amend your Form 10-KSB/A to include the following disclosures:

*   A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of 13a-15 or 15d-15; and
*   The changes made to the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-Q for the quarterly period ended September 30, 2008

Item 4T. Controls and Procedures

4.   Your disclosure for the quarterly period ended September 30, 2008 includes a definition of disclosure controls and procedures that is more limited than what is called for under Rule 13a-15(e) of the Exchange act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms" and to ensure that "information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management …as appropriate to allow timely decisions regarding required disclosure." Please tell us how you considered including the complete definition of definition of disclosure controls and procedures when discussing your

evaluation of disclosure controls and procedures in accordance with Exchange Act Rule 13a-15(e).

5.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief